DIA BRAS
exploration

07022508

RECEIVED

April 5, 2007

Via Federal Express

Securities and Exchange Commission
Division of Corporate Finance - International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

Re: Dia Bras Exploration Inc. – File 82-34990

Dear Sir or Madam,

In connection with the Commission's granting to Dia Bras Exploration Inc. ("Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed materials filed by the Company in Canada for the period between February 1, 2007 through March 31, 2007.

PROCESSED
APR 12 2007
THOMSON
FINANCIAL

If you have any questions please do not hesitate to contact me.

Sincerely,

Luce L. Saint-Pierre

Luce L. Saint-Pierre,
Corporate Secretary

Enclosures

DIA BRAS EXPLORATION INC.
FILE NO. 82-34990
INFORMATION FROM FEBRUARY 1, 2006 – MARCH 31, 2007

Date	Name of Form
February 1, 2007	News release
February 28, 2007	News release
March 1, 2007	News release
March 13, 2007	News release
March 22, 2007	News release
March 22, 2007	News release

DIA BRAS
exploration

TSX Venture Exchange - DIB
No. 04 - 2007

Dia Bras renews investor relations agreement

Montréal, Québec – February 1st, 2007 – **Dia Bras Exploration Inc.** (DIB: TSX-V) is pleased to announce the renewal of its agreement with Sun International Communications to provide advisory services in financial communications and investor relations.

Subject to the approval of the TSX Venture Exchange, Dia Bras has granted 40,000 options to Nicole Blanchard, Managing Partner of Sun International Communications, and a monthly retainer fee of $6,000. Each option entitles the holder to acquire one (1) common share of the Company upon payment of the exercise price of $0.98 per common share. Each option, upon vesting but subject to prior termination of the agreement, is exercisable for a period of five (5) years.

About Dia Bras

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets – the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875 ext. 241

Réjean Gosselin
President
Dia Bras Exploration
(514) 393-8875 ext. 241

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements:
Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

DIA BRAS exploration

Bourse de Croissance - DIB
No. 05- 2007

DIA BRAS: 2006 Exploration Results and 2007 Exploration Program on the Cu-Zn Bolivar Property

Montréal, Québec - February 27, 2007- **Dia Bras Exploration Inc. (TSX-V:** DIB) is pleased to report new results of the 2006 exploration activities at Bolivar as well as on its 2007 proposed exploration program.

The Company will be exhibiting at the PDAC in Toronto, March 4-7, 2007 in the Metro Toronto Convention Centre. Come and meet with Dr. Thomas L. Robyn, Executive Chairman, Réjean Gosselin, President and other members of the team at Booth 4031! Dr. Robyn will also present in room 205D, on Monday March 5 at 3:20 p.m.

2006 results

One of the most significant achievements of the 2006 exploration program was the discovery of a series of high-grade skarns and breccias that led to the extraction of 96,575 tonnes at 12.64% combined Cu-Zn in the Upper Skarn Horizon at the Bolivar Mine. A new copper-zinc horizon embedded within a stratigraphic marker of magnetite skarn was discovered and named the Lower Skarn Horizon.

More than 10,000 metres of drilling was performed at Bolivar in 2006. The most significant intersections are included in table 1.

The 2007 Program

The 2007 program will encompass three strategic activities (see map attached). Drilling will aim at defining resources, expanding known resources and exploring for new ore bearing structures. Four drill rigs will be used full time on this program; two will be dedicated to resource definition, one on the extension of the known resource area and one on exploration.

Resource definition

A 5,000 meter drilling program will be undertaken on the Upper and Lower Skarn Horizon from the Bolivar mine to El Gallo in order to obtain a 43-101 resource definition of the Bolivar area. A number of short holes (200 m vertical) will be done to complete in-fill drilling of both Lower and Upper Skarn mineralized units along a continuous trend extending from the Bolivar mine to El Gallo where hole DB06B177* cut three mineralized sections including 4 meters at 16.68% Zn and 1.74% Cu .

Extension of the known resource area

A 15,000 meter drilling program will allow the Company to evaluate the extension of the high-grade targets of the Upper Skarn Horizon and also test the Lower Skarn Horizon North and East of the Bolivar Mine. An hexagonal drilling pattern of 175 x 50 should allow Dia Bras to systematically intercept the structural trend of the mineralized zones. This program will focus on the immediate area of the known mine resource and multiple showings (Bolivar NW, La Increíble, El Gallo, Montura). Multiple targets include:

- the upper Cu-Zn skarn: exposed from Bolivar Cu-Zn Mine to El Val
  >3-5 million tonnes potential at 1.5-2% Cu + 8-10% Zn
- the lower Cu-Fe skarn exposed from Bolivar Mine to El Val and drilled over an area of
  800 x 400m, with >20-60 Mt potential @ 2-4% Cu, 20-40% Fe, 50-100 g/t Ag, 1-2 g/t Au
- Cananea-type breccia pipes at Increíble
  1-5 Mt @ 5-8% Cu, 100-200 g/t Ag, 1-3 g/t Au

Exploration drilling

An exploration drilling program of 5,000 meters will allow the Company to demonstrate the tonnage potential of the Bolivar property. This drilling will be dedicated to test the strike extension of the favourable Upper and Lower skarn horizons over 2,000 m of strike length from La Montura to El Val.

The Company has already reported high grade channel samples from surface in that area (press release of December 14, 2006). There are multiple exploration targets at Bolivar including replacement/skarn deposits (10-15 Mt each @ 8-10% Zn, 1-2% Cu, 200-300 g/t Ag, 1-2 g/t Au) and a copper porphyry deposit (100-300 Mt@2-4% Cu, 1-3 g/t Au).

The potential quantity and grade are conceptual in nature as there has been insufficient exploration to define a mineral resource. It is uncertain if further exploration will result in discovery of a mineral resource.

Method of analysis

The samples were analyzed by ICP and AA methods by Chemex at their facilities in Vancouver, Canada.

The technical content of this news release has been approved by André St-Michel, engineer and Executive Vice-President of Dia Bras, a Qualified Person as defined in NI43-101.

Table 1

		From Meter	To Meter	Width Meter	Cu (%)	Zn (%)	Au g/t	Ag g/t
BOLIVAR SOUTH								
DB06B165*	US	81.5	90.5	9.0	1.26	6.78	0.24	3.87
DB06B181 -	LS	438	439.2	1.2	0.30	3.43	0.06	4
and	LS	446	449	3.0	1.08	1.10	0.37	63
incl.	LS	447	448	1.0	2.06	1.29	0.59	138
EL GALLO								
DB06B177*	US	135	139	4.0	1.74	16.68	0.02	20
incl.	US	136	138	2.0	1.33	28.20	0.00	16
and	LS	153	162	9.0	1.34	0.08	0.08	26
incl.	LS	156	159	3.0	1.94	0.06	0.02	35
and	LS	203.5	219	15.5	1.20	0.09	0.25	26
incl.	LS	203.5	209	5.5	1.63	0.12	0.36	45
DB06B178	LS	237.4	245.7	8.3	1.03	0.20	0.24	21
and	LS	248	253	5.0	1.09	0.35	0.15	23
LA INCREÍBLE								
DB06B183	LS	285	290	5.0	1.14	0.04	0.16	14
and	LS	304.6	307	2.4	1.35	0.04	0.23	7

MINE BOLIVAR								
Drill Hole		**From Meter**	**To Meter**	**Width Meter**	**Cu %**	**Zn %**	**Au g/t**	**Ag g/t**
ROSARIO								
DB06B159*	US	101.0	111.3	10.3	0.36	10.59	0.1	14.8
DB06BM043*	US	18.9	30.8	11.9	1.91	7.61	0.14	52.8
incl.	US	25.5	27.0	1.5	1.36	18.35	0.07	39.0
incl.	US	27.0	27.8	0.8	3.94	11.70	0.13	61.5
incl.	US	28.4	29.1	0.7	3.82	15.50	0.08	61.0
incl.	US	30.5	30.8	0.3	8.04	38.30	0.14	57.9
DB06BM044	US	4.6	9.2	4.6	0.46	4.57	0.01	4.47
incl.	US	4.6	5.5	0.9	0.96	8.09	0.02	8.40
and	US	19.0	22.5	3.5	0.72	6.50	0.03	11.96
incl.	US	19.5	20.5	1.0	2.46	21.80	0.09	37.90
DB06BM045	US	1.5	12.0	10.5	0.43	3.25	0.11	7.98
and	US	35.4	39.5	4.1	0.47	5.17	0.08	9.84
DB06BM051	US	14.3	16.3	2.0	3.67	23.50	0.44	68.4
and	US	18.0	20.0	2.0	1.95	5.90	0.17	52.7
FERNANDEZ								
DB06BM039*	US	40.7	50.4	9.7	3.56	35.3	0.00	29.3
DB06BM050	LS	69.0	72.1	3.1	2.39	0.21	0.08	38.98
and	LS	86.0	88.0	2.0	1.23	1.37	0.14	30.50
and	LS	94.0	98.0	4.0	1.16	0.12	0.13	26.78
DB06BM053	US	19.2	32.0	12.8	1.41	1.28	0.10	37.04
and	US	62.0	67.5	5.5	0.58	4.20	0.050	21.23
DB06BM054	US	6	8	2	1.98	16.3	0.31	40.6
and	US	118	120	2	1.31	8.36	0.05	8.75
DB06BM056	US	13.9	16.2	2.3	1.12	3.06	0.02	16.6
incl.	US	14.9	15.2	0.3	6.13	21.00	0.05	60.90
DB07BM057	US	97.3	107.9	10.6	0.13	2.42	0.03	5.09
DB07BM058	US	2	4	2.0	1.14	17.68	0.08	23.85
and	US	32.6	35.1	2.5	0.41	9.74	0.02	5.50

LS= Lower Skarn
US= Upper Skarn
B= Surface drilling
BM= Underground drilling
* Previously announced

About Dia Bras
Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

- 30 -

Pour de plus amples renseignements au sujet de Dia Bras, veuillez consulter notre site Web (www.diabras.com) ou prendre contact avec :

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875 ext. 241

Réjean Gosselin
President
Dia Bras Exploration
(514) 393-8875 ext. 241

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600

DIA BRAS exploration

For Immediate Release

TSX Venture Exchange - DIB

No. 06 - 2007

DIA BRAS: 2006 Exploration Results and 2007 Exploration Program on the Cusi Silver Property

Montréal, Québec - March 1, 2007- **Dia Bras Exploration Inc. (TSX-V:** DIB) is pleased to report on the results of its 2006 exploration activities at the Cusi property, located in the State of Chihuahua, Mexico, as well as on its 2007 exploration program. We have made rapid progress and we anticipate discovering a major deposit.

Dia Bras acquired the Cusi Silver Project in June 2006 by consolidating a total of 72 mineral lots covering a large land package of more than 7,900 hectares and including several producing silver mines. The Company then initiated an integrated exploration program in the northwestern part of the Project consisting of geological mapping, sampling of the open cuts, drilling, dewatering of two shafts and limited bulk sampling.

2006 results

The highlight of the 2006 program was the intersection of 35.4 kg/t Ag over 0.4 meters from La India, and the channel sampling in Santa Edwiges that yielded 2.7kg/t Ag over 3.62 meters.

The geological mapping identified a large and alteration system hosted by a thick felsic ignimbrite near a fault contact with a younger andesite. The two major directions of the mineralized structures are ENE and WNW.

A total of 11,700 meters of drilling was completed in the Cusi camp, of which 5,500 meters were drilled at San Miguel and La Bamba and the rest equally split between Santa Edwiges/San Nicolas and La India. The most significant drill results are presented in table 1 below. Dia Bras holds an interest of 50% and an additional 20% in the La Bamba and San Miguel properties from Pershimco (see press release, May 31, 2006). The other 10 inactive mines are 100% owned by Dia Bras.

In addition to the drilling at La Bamba, several rock composite samples were collected from the open pit in preparation for a test bulk sample and returned very encouraging results from oxide material (see press release of December 12, 2006).

Most of the holes drilled at Santa Edwiges stopped in highly fractured zones and could not reach the intended targets. However, the underground mapping and sampling program returned significant results as announced on January 22, 2007. The cleaning and opening of the old workings at Santa Edwiges is being performed to prepare a test bulk sample of sulfide material to be treated at the Company's newly expanded 850 tpd Malpaso mill.

The 2007 program

The objectives of the 2007 program are two-fold: define sufficient mill feed for the Company's Malpaso Mill and discover a high-value deposit.

These tasks will be undertaken by continuing the program put in place in June 2006. The program will consist of geological mapping, definition, extension and exploration drilling as well as dewatering, rehabilitation and development of the inactive mines.

The regional scale mapping will be extended to the rest of the property, while local detail mapping and sampling of the mineralized structures and veins will be completed.

Three surface drill rigs will perform the 25,000 meters of drilling planned for 2007. A total of 11,000 meters will be drilled to test new targets identified by the geological mapping program in 2006 and 2007, including 2,000 meters to further explore La India. The remaining meters will be drilled at San Miguel-La Bamba and in the area of Santa Edwiges- San Antonio- Santa Marina (see map attached). In addition, two underground drills will test the extension of the zones found at Santa Edwiges.

Table 1

Drill hole		From M	To M	Width M	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
LA BAMBA (1)									
DC06B30*		35.0	73.0	38.0	0.1	188	0.0	0.3	0.1
	Incl.	52.0	59.0	7.0	0.2	390	0.0	0.7	0.2
	Incl.	39.0	40.0	1.0	0.7	981	0.0	1.1	0.1
DC06B36*		41.2	63.7	22.5	0.1	113	0.0	0.0	0.1
	incl	57.7	62.7	5.0	0.2	277	0.0	0.1	0.1
DC06B49		42.5	45.5	3.0	0.2	544	0.0	0.1	0.2
DC06B73		10.5	11.7	1.2	1.1	1240	0.1	1.8	0.1
		36.5	44.0	7.5	0.1	216	0.0	0.1	0.1
DC06B74		124.5	144.0	19.5		195	0.0	0.2	0.1
DC06B77		51.5	59.0	7.5		482	0.1	0.1	0.2
SAN MIGUEL (1)									
DC06B015*		114.0	122.5	8.5	0.1	156	0.0	0.1	0.1
DC06B017*		121.1	122.2	1.2	0.4	737	0.6	3.0	2.4
	incl.	121.1	121.4	0.4	0.9	1800	1.4	7.6	5.3
DC06B27*		93.0	94.0	1.0	0.0	226	0.0	0.2	0.7
DC06B45		50.0	60.5	10.5	0.0	85	0.0	0.1	0.1
		53.0	54.5	1.5	0.1	300	0.0	0.0	0.0

(1) Dia Bras can earn 50% + an additional 20% interest

*Previously announced

Method of analysis

The samples from La India were analyzed by ICP and AA methods by Chemex at their facilities in Vancouver, Canada. The samples from San Edwiges were analysed by AA methods at the Malpaso Mill.

The technical content of this news release has been approved by André St-Michel, engineer and Executive Vice-President of Dia Bras, a Qualified Person as defined in NI43-101.

Dia Bras at PDAC

The Company will be exhibiting at the PDAC in Toronto, March 4-7, 2007 in the Metro Toronto Convention Centre. Dr. Thomas L. Robyn, Executive Chairman, Réjean Gosselin, President, along with other members of the team, will be present at Booth 4031. Dr. Robyn will also deliver a presentation in room 205D, on Monday March 5 at 3:20 p.m.

About Dia Bras

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875 ext. 241

Réjean Gosselin
President
Dia Bras Exploration
(514) 393-8875 ext. 241

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600



General Target P2
(25 DDH 9,000 m)
Zone 3 (S. Antonio / S. Marina)
P1 Definition (6 DDH 2,400 m)
P2 Exploration (10 DDH 4,000 m)
Zone 3 (S. Edwidges)
P2: Expansion (7 DDH 2,800 m)
Zone 2 (S. Miguel / La Bamba*
P1 Definition (4 DDH 400 m)
P2 Expansion (15 DDH 4,000 m)
Zone 1 (India)
P3: Exploration (5 DDH 2,000 m)
* Dia Bras can earn 50%
+ an addtionnal 20% interest form Pershimco
DIA BRAS
exploration
Cusi Project
Proposed Drilling Program 2007

DIA BRAS exploration

For Immediate Release

TSX Venture Exchange - DIB

No. 7- 2007

DIA BRAS: appointment of VP exploration for Bolivar Cu-Zn Property and Cusi Silver Property

Montréal, Québec - March 2, 2007- Dia Bras Exploration Inc. (TSX-V: DIB) is pleased to announce that, in line with its fast-track growth and aggressive exploration program, it has appointed Mr. François Auclair as Vice President, Exploration. Mr. Auclair joins an exploration team with broad experience which includes Jacques Marchand (P.Geo. Ing.) and Dr. André Ciesielski (P.Geo.).

The professional background of Mr. Auclair, M.Sc., FGAC, P.Geo., includes more than 20 years' experience in the mining industry. He brings to Dia Bras Exploration a strong skill set that includes a solid knowledge of the economic assessment of gold and base metal deposits and extensive international expertise, namely 15 years in Africa for Ashanti Goldfields Ltd. and Rio Narcea Gold Mines.

Mr. Auclair has expertise in planning technical and feasibility studies in addition to managing sizeable exploration and mining projects such as the Tasiast Gold Project of Rio Narcea Gold Mines in Mauritania and the RSW-Béroma mining consultant group.

"We are very pleased that François Auclair has accepted to lead our exploration team in Northern Mexico. Dia Bras is a fast-track emerging zinc, copper and silver producer and is focusing its efforts to define resources on its Bolivar cu-Zn and Cusi Ag properties this year," said Réjean Gosselin, President of Dia Bras Exploration.

"I am very enthusiastic about joining the dynamic team at Dia Bras and about the potential of the two properties," said François Auclair, Vice President, Exploration.

About Dia Bras

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875 ext. 241

Réjean Gosselin
President
Dia Bras Exploration
(514) 393-8875 ext. 241

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600

DIA BRAS exploration

For Immediate Release

TSX Venture Exchange - DIB
No. 8 - 2007

DIA BRAS: High Silver Values at Cusi

Montréal, Québec - March 21, 2007– **Dia Bras Exploration Inc. (TSX-V: DIB)** is pleased to report the results from its ongoing exploration program on the Cusi property, located in the State of Chihuahua, Mexico.

The regional geological mapping program, under the supervision of Dr. André Ciesielski, has revealed the presence of a number of gold-silver veins and breccias not previously reported in the northwestern part of the Cusi property. Three groups of mineralized and brecciated faults have been identified to date, over a minimum surface strike length of 9.2 km, which is in addition to the 80 km of cumulative strike length of veins previously reported.

These newly discovered gold–silver showings, often associated with base metal values, show remarkable grades within structurally and/or hydrothermally controlled breccias, of variable width and size (several centimetres to one metre), usually crosscutting the ignimbrite, and composed of quartz - kaolinite - limonite and manganese oxide. Some of the best results from grab samples include 1.97 g/t Au and 568 g/t Ag, 0.8 g/t Au and 917 g/t Ag in the San Nicolas area and 1.2 g/t Au and 2.503 kg/t Ag in the La Gloria area (see Figure 1 and Table 1).

Following reception of these assays, a channel chip sampling program of some of the accessible historic underground workings of the vertical shaft Tiro San Nicolas was initiated, and impressive results have been received, such as: 57.4 g/t Au 1.960 kg/t Ag and 2.6% Pb, 0.086 g/t Au, 1.425 kg/t Ag and 0.28% Pb (see Table 2 and Figure 2).

Because of the high gold content reported in sample DC07AC612-B, the sample has been re-assayed and returned 58.3 g/t Au.

Other prospects of the Cusi Project area, such as the historic Promontorio Mine, also show high silver values in grab samples, such as 2.2 kg/t Ag from a brecciated zone from the drift.

These results are very encouraging in light of the 25,000-metre diamond drilling program underway, and a drill rig will be mobilized early next month to this area (see press release, March 1, 2007).

Table 1 : Grab Samples from Cusi Project

SAMPLE	Easting	Northing	Au g/t	Ag g/t	Pb %	Zn %
AC 30A	320178	3123046	0.016	16	0.005	0.02
AC 65B	319392	3124118	0.042	26	0.53	0.18
AC 69	318986	3124499	0. 854	138	0.003	0.34
AC 140	319652	3123832	0.204	185	0.160	0.564
AC 177	319208	3124670	0.793	291	>1.00	>1.00
AC 356	318943	3125245	1.973	568	0.208	0.123
AC 375	319016	3125220	0.801	917	>1.00	0.319
AC 382	318490	3124235	1.201	2,503	0.384	0.400
AC 391	318926	3123778	0.024	11	0.001	0.007
AC 399	318347	3124159	0.311	68	0.012	0.004
AC 399 (2)	318347	3124159	0.128	454	0.011	0.155
AC 400	318241	3124058	0.216	224	0.009	2084

Table 1 : Grab Samples from Cusi Project (cont.)

SAMPLE	Easting	Northing	Au g/t	Ag g/t	Pb %	Zn %
AC 423A	318591	3125332	0.372	23	>1.00	0.763
AC 423B	318591	3125332	0.004	93	0.472	0.515
AC 517	317186	3125416	0.001	19	0.036	0.001
AC 521	318945	3125602	0.144	1,272	0.1302	0.079
AC 528A	319600	3124900	0.281	484	>1.00	>1.00
AC 528B	319600	3124900	0.009	012	0.041	0.066

Table 2 : Tiro San Nicolas Channel Samples

Sample	Au g/t	Ag g/t	Pb %	Zn %	Cu %	Length m
DC07AC612-A	0.003	353	0.30	0.16	0.02	1.0
DC07AC612-B	57.4	1,960	2.60	0.79	0.10	0.2
Re-assay	58.3					
DC07AC612-C	0.076	1,117	0.34	0.38	0.01	0.3
DC07AC612-D	0.008	140	0.11	0.21	0.04	0.9
DC07AC612-E	0.040	1,023	0.31	1.10	0.01	1.0
DC07AC612-F	0.065	544	0.46	0.46	0.01	0.5
DC07AC612-G	0.086	1,425	0.28	0.19	0.04	0.2
DC07AC612-H	0.066	1,493	0.15	0.17	0.03	0.3

Table 3: Promontorio Samples

Sample	Au g/t	Ag g/t	Pb %	Zn %	Cu %	Type	Length m
AC521-A	0.003	341	0.15	0.17	0.06	Chip	-
AC521-B	0.001	175	0.13	0.18	0.03	Chip	-
AC521-C	0.002	229	0.09	0.26	0.10	Chip	-
AC521-D	0.004	325	0.15	0.06	0.07	Chan	0.2
AC521-E	0.004	287	0.08	0.10	0.11	Chan	0.8
AC521-F	0.0005	16	0.02	0.02	0.05	Chan	0.4
AC521-W	0.0005	108	0.03	0.09	0.03	Grab	
AC521-X	0.008	2,207	0.16	0.34	0.57	Grab	

Method of analysis

Gold and silver values were determined by the fire assay method, and lead, zinc, copper by AA method at the Dia Bras Malpaso mill lab.

The technical content of this news release has been approved by François Auclair, P. Geo. and Vice-President, Exploration of Dia Bras, a Qualified Person as defined in NI43-101.

About Dia Bras

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the newly acquired Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras visit www.diabras.com or contact:

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875 ext. 241

Réjean Gosselin
President
Dia Bras Exploration
(514) 393-8875 ext. 241

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward-looking statements:

Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.


CUSI PROJECT
Grab Samples
March, 15, 2007
Ag (g/t), Au (g/t), Pb (%)
TeA-TA-TR : Eocene Andesitic Complex
Te-TDa-TR : Eocene Ignimbritic Unit
Tm-Cgp-Ar : Micocene conglomerate & arenite
Qho-Gv-Ar : Holocene gravel
DIA BRAS
Ag 1272
Promontorio
Ag 93
Au 0.37
Ag 568
Au 1.97
Ag 917
Au 0.8
Pb > 1
S.Nicolas
S.Eduwidges
Ag 291
Au 0.79
Ag 484
Au 0.28
Ag 138
Au 0.85
Ag 454
Au 0.31
Ag 2503
Au 1.2
Ag 224
Au 0.21
La Gloria
Ag 185
Au 0.2
S.Miguel
La Bamba
L India
TeA-TA-TR
TeTDa-TR
TeA-TA
TmCgp-Ar
QhoGv-Ar
Orientation rose-diagram 992 pts
500 0 500 m
28° 15' 05"
28° 12' 35"



Tiro San Nicolas adit
DC07AC612
(5 m below surface)
Au, Ag g/t; Pb, Zn %
57.4, 1960, 2.60, 0.79
B
C
0.076, 1117, 0.34, 0.38
A
0.003, 353, 0.30, 0.16
mineralized brecciated faults
0.029, 200, 0.15, 0.06
J
0.086, 1425, 0.28, 0.19
G
0.008, 140, 0.11, 0.21
D
H : 0.066, 1493, 0.15, 0.17
E
F : 0.065, 544, 0.46, 0.46
0.04, 1023, 0.31, 1.1
2 m

File No. 82-34990

DIA BRAS exploration

RECEIVED

For Immediate Release

TSX Venture Exchange - DIB
No. 9 - 2007

DIA BRAS DRILLS 43 METRES OF 2.2% Cu AND 13.1% Zn AT BOLIVAR MINE

Montréal, Québec - March 27, 2007- **Dia Bras Exploration Inc. (TSX-V:** DIB) is pleased to announce more high-grade drill intercepts from its underground drilling program at the Bolivar Mine in the State of Chihuahua, Mexico.

Drilling of both the Fernandez and the Rosario trends returned high-grade intercepts. Moreover, along the recently discovered Selena breccia zone, part of the Fernandez trend, an intersection yielded 21.0 m grading 3.3% Cu and 22.3% Zn. Several holes in this lens returned high grades of copper and zinc. Furthermore, four (4) holes intersected massive sulfide in the Rosario trend, where the best section returned 8 metres grading 33.8% Zn and 0.7% Cu. The Fernandez and Rosario lenses are part of the Upper Skarn Unit at Bolivar.

"These drill results support our interpretation that massive, high-grade mineralization in both the Fernandez and the Rosario trends continues along strike and to depth below our present workings," said Dr. Thomas L. Robyn, Executive Chairman, "These new drill intercepts open a large exploration area for the discovery of more high-grade sulfide mineralization at the Bolivar Mine. The Bolivar mineralizing system was a powerful system and we have only begun to probe the fringes of it."

UNDERGROUND DRILLING

The underground holes were drilled from the mine's level 6. Holes DB06BM066 through 71 tested the downward extension of the Selena breccia in the Fernandez zone, which trends ESE.

Drilling of the Selena Breccia produced the following results:

Selena Breccia

Drill Hole	From m	To m	Length m	Cu %	Zn %	Au ppm	Ag ppm
DB07BM066	0.0	21.0	21.0	2.2	18.8	0.10	18.5
Incl.	**0.0**	**10.0**	**10.0**	**3.6**	**33.4**	**0.08**	**21.8**
DB07BM067	0.0	14.5	14.5	2.9	23.8	0.69	41.3
DB07BM068	0.0	13.0	13.0	2.5	24.9	0.09	20.1
DB07BM069	0.0	15.6	15.6	1.3	11.3	0.08	19.6
Incl.	2.5	4.5	2.0	4.4	35.0	0.08	24.9
and	12.3	13.6	1.3	5.2	40.5	0.32	61.9
DB07BM070	**0.0**	**43.0**	**43.0**	**2.2**	**13.1**	**0.07**	**22.1**
and	0.0	21.0	21.0	3.3	22.3	0.12	30.9
DB07BM071	15.0	34.5	19.5	0.9	8.8	0.04	7.3
Incl.	**28.0**	**33.0**	**5.0**	**2.8**	**27.4**	**0.05**	**12.4**

The Selena breccia plunges to the ESE and is contained within an extensive zone of skarn-hosted disseminated to semi-massive sulfide mineralization related to the Fernandez trend. The limits of the high-grade breccia have not been drilled off, and the massive mineralization remains open down-plunge and may be part of a major feeder pipe.

Drilling from level 6 of the Rosario zone also encountered skarn-hosted mineralization and produced the following results:

Rosario Zone

Drill Hole	From m	To m	Length m	Cu %	Zn %	Au ppm	Ag ppm
DB07BM061	0.0	16.5	16.5	0.4	14.7	0.02	6.03
Incl.	**0.0**	**6.0**	**6.0**	**0.8**	**31.8**	**0.08**	**26.3**
DB07BM062	0.0	18.0	18.0	0.4	17.5	nr	9.4
Incl.	**0.0**	**8.0**	**8**	**0.7**	**33.8**	**nr**	**9.8**
DB07BM063	0.0	8.0	8.0	0.66	18.7	nr	10.8
Incl.	**0.0**	**4.0**	**4.0**	**1.08**	**30.6**	**nr**	**16.9**
DB07BM064	0.0	9.0	9.0	0.5	15.5	0.05	9.8
Incl.	26.0	28.5	2.5	0.5	14.0	0.10	64.4

nr = not reported

These results, combined with results from previously reported (see press release, February 27, 2007) surface drilling, show that massive sulfide mineralization continues to depth along the Rosario-Rodolfo trend. The exploration team is successfully testing the potential of what appears to be a rhomboidal structural pattern (see attached figure) to access the map containing the high-grade massive sulfide mineralization of the Rosario/Fernandez/Brecha Linda trends. Repetition of this pattern is expected to occur along the entire extent of the Upper Skarn Horizon, a very fertile trend stretching over 3.0 km. This concept is supported by the high grades of copper and zinc mineralization that occur at El Val, La Pequeña and La Narizona (see press release, December 14, 2006).

Conference call

Dia Bras will hold a conference call for analysts and investors to discuss the progress of its Bolivar Project on March 27, 2007 at 4:00 p.m. Eastern.

Dr. Thomas L. Robyn, Executive Chairman, will be available to answer question following its statement.

TIME: 4:00 PM Eastern on Tuesday, March 27, 2007 (TODAY)

To participate in the call, please call one of these numbers at least 15 minutes prior to the start of the event.

Teleconference Information

Toll Free (North America): 1-866-334-3876

Toronto/International (Europe and Mexico): 1-416-849-4292

Replay

Toll Free (North America): 1-866-245-6755

Toronto/International (Europe and Mexico): 1-416-915-1035

Conference ID: 861108

Teleconference Replay Available Until: April 27, 2007

Webcast
A live audio webcast of the conference will be available at: www.diabras.com/en/presentation.php

Method of analysis

The samples were analyzed by ICP and AA methods by Chemex at their facilities in Vancouver, Canada.

The technical content of this news release has been approved by François Auclair, P. Geo., and Vice-President, Exploration of Dia Bras, a Qualified Person as defined in NI43-101.

About Dia Bras

Dia Bras is a Canadian exploration mining company focused on precious and base metals in the State of Chihuahua, in northern Mexico. The Company is committed to developing and adding value to its assets - the Bolivar copper-zinc project and the Cusi silver mining camp. The Company trades on the TSX Venture Exchange, under the symbol "DIB".

For further information on Dia Bras, visit www.diabras.com or contact:

Thomas L. Robyn
Executive Chairman
Dia Bras Exploration
(514) 393-8875

Réjean Gosselin
President & CEO
Dia Bras Exploration
(514) 393-8875

Nicole Blanchard
Managing Partner
Sun International Communications
(450) 627-6600

Forward-looking statements:

Except for statements of historical fact, all statements in this news release, without limitation, regarding new projects, acquisitions, future plans and objectives are forward-looking statements which involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.


Bolivar Mine Area
Mineralized Trend
March 2007
DIA BRAS
exploration
Fernandez
Selena
Brecha Linda
Rosario
San Francisco
DB04B098
DB04B072
DB04B102
DB04B012
La Increíble
DB05B108
DB06B167
DB06B177
El Gallo
DB04B004
DB06B165
100
0
100
200 meters

END